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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.3)*



                             Cheniere Energy, Inc.
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                               (Name of Issuer)


                    Common Stock, par value $.003 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   16411R109
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                                (CUSIP Number)

                             BSR Investment, Ltd.
                             c/o Don A. Turkleson
                               1200 Smith Street
                                  Suite 1740
                           Houston, Texas 77002-4312
                                (713) 659-1361
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 30, 1999
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e) 13d-1 (f) or (4), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 5 Pages)
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 16411R109                                      PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
      BSR Investments, Ltd.
      (I.R.S. Identification No. not applicable)

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          Common Stock       4,111,445
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             Common Stock       0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          Common Stock       4,111,445
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Common Stock       0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      Common Stock                           4,111,445
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Common Stock                           13.6%
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      TYPE OF REPORTING PERSON*
14
      CO
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The Schedule 13D is amended to make the following changes to certain items:

Item 3.  Source and Amount of Funds or Other Consideration.

Add the following:
-----------------

     As consideration for BSR exchanging a promissory note (and a portion of the interest accrued thereon) owed by Cheniere to BSR, Cheniere (i) issued 110,000 shares of Common Stock to BSR and (ii) issued warrants to BSR to purchase 55,000 shares of Common Stock at an exercise price of $1.50 per share. BSR had previously purchased a promissory note of Cheniere in the principal amount of $240,000 from the holder of such note in a private transaction effective May 21, 1999. BSR was repaid $120,000 by Cheniere on July 15, 1999, leaving a balance of $120,000.

     Pursuant to a Subscription Agreement between BSR and Cheniere dated September 30, 1999, BSR exchanged the full principal amount of the $120,000 note plus $1,000 in interest accrued thereon for 110,000 Units at price of $1.10 per Unit. A "Unit" consists of 1 share of Common Stock and 0.5 of a warrant with an exercise price of $1.50 per warrant. BSR, therefore, received a total of 110,000 shares of Common Stock and warrants to purchase 55,000 shares of Common Stock with an exercise price of $1.50 per warrant. The Subscription Agreement is Exhibit 10 to this Statement.

Item 5.  Interest in Securities of the Issuer.

Replace (a) and (b) with the following:
--------------------------------------

(a) BSR owns of record 3,489,778 shares of Common Stock and presently exercisable warrants to purchase up to 166,667 shares on or before December 31, 2001, 400,000 shares on or before September 15, 2002 and 55,000 shares on or before September 30, 2002, all at an exercise price of $1.50 per share. In the aggregate, BSR beneficially owns 4,111,445 shares of Common Stock, representing approximately 13.6% of the issued and outstanding shares of Common Stock, based on information provided by Cheniere to BSR that Cheniere presently has 29,698,351 shares of Common Stock issued and outstanding.

     Nicole Souki does not beneficially own any Common Stock (other than in her capacity as an executive officer or director of BSR) and she does not have the right to acquire any Common Stock (other than in her capacity as an executive officer or director of BSR).

(b) BSR currently has the sole power to vote or direct the vote and to dispose or direct the disposition of 3,489,778 shares of the Common Stock referred to in paragraph . If BSR were to exercise its warrant to purchase Common Stock with respect to all shares, it would have the sole power to vote or direct the vote and to dispose or direct the disposition of 4,111,445 shares of Common Stock.

     Nicole Souki does not have the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by BSR (other than in her capacity as an executive officer or director of BSR).

                              (Page 3 of 5 Pages)
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Add the following to (c):
-------------------------

     On September 30, 1999, BSR and Cheniere entered into a Subscription Agreement (attached hereto as Exhibit 10). Pursuant to the Exchange Agreement, BSR is exchanging the full principal amount of the $120,000 note plus $1,000 in interest accrued thereon for 110,000 shares of Common Stock and warrants to purchase 55,000 shares of Common Stock.

     Other than such transactions, BSR has not effected any transactions in the Common Stock during the past sixty days. Nicole Souki has not effected any transactions in the Common Stock during the past sixty days.

Item 7.  Material to be Filed as Exhibits.

Add the following:
-----------------


10.  Subscription Agreement between BSR and Cheniere dated September, 1999.

                              (Page 4 of 5 Pages)
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: November 1, 1999

                             BSR INVESTMENTS, LTD.


                             By: /s/ NICOLE SOUKI
                                 ----------------------------------------
                                 Nicole Souki
                                 President, Secretary and Chief Financial
                                 officer



     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              (Page 5 of 5 Pages)